Exhibit 99.1

Carlyle Aviation Completes Acquisition of Fly Leasing

Fly Leasing Announces Expiration, Final Results and Settlement of the Previously Announced Exchange Offer and Consent Solicitation

DUBLIN, Ireland and NEW YORK, August 2, 2021 – Global investment firm Carlyle (NASDAQ: CG) and Fly Leasing Limited (NYSE: FLY) (“FLY”) announced today that an affiliate of Carlyle Aviation Partners (“Carlyle Aviation”) completed its previously announced acquisition of FLY. Carlyle Aviation is the commercial aviation investment and servicing arm within Carlyle’s $ 61 billion Global Credit platform. The closing of the transaction follows the receipt of regulatory approval from all government authorities required by the merger agreement and approval by FLY’s shareholders. Carlyle Aviation used funds from its fifth aviation fund, SASOF V, for this acquisition.

In addition, FLY announced today the expiration and final results of the previously announced offer by Carlyle Aviation Elevate Merger Subsidiary Ltd. (“Elevate”) to exchange (the “Exchange Offer”) the 5.250% senior notes due 2024 (the “Old Notes”) of FLY for newly issued 7.000% senior notes due 2024 (the “New Notes”) and the solicitation by Elevate of consents (the “Consent Solicitation”) to certain proposed amendments (the “Proposed Amendments”) and certain proposed waivers (the “Proposed Waivers”) to the indenture governing the Old Notes (the “Existing Indenture”) pursuant to the exchange offer and consent solicitation statement, dated May 28, 2021 (the “Exchange Offer and Consent Solicitation Statement” and, together with the accompanying eligibility letter, the “Offer Documents”).

Merger
Pursuant to the terms of the merger agreement, each common share, par value $0.001 per share, of FLY (a “Share”) issued and outstanding immediately prior to the effective time of the merger, including shares represented by American Depositary Shares (an “ADS”), other than certain excluded Shares (as described in FLY’s proxy statement relating to the merger), has been canceled and converted into the right to receive $17.05 per share in cash, without interest, subject to deduction for any required withholding tax.

ADS holders of record as of the effective time of the merger who hold physical certificated American Depositary Receipts (“ADRs”) will receive a letter of transmittal and instructions on how to surrender their ADR certificates in exchange for the merger consideration (net of any applicable withholding taxes). ADR holders of record should wait to receive the letter of transmittal before surrendering their ADR certificates. For ADSs represented by book entry that are entitled to the merger consideration, payment of the merger consideration (net of any applicable withholding taxes) will be made to ADS holders promptly after Deutsche Bank Trust Company Americas, FLY’s ADS depositary, receives the merger consideration.

FLY also announced today that it requested that trading of its ADSs on the New York Stock Exchange (“NYSE”) be suspended as of August 3, 2021. FLY requested that the NYSE file a Form 25 with the U.S. Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of its ADSs on NYSE and the deregistration of FLY’s registered securities. The deregistration will become effective 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. FLY intends to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, by promptly filing a Form 15 with the SEC. FLY’s obligation to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Exchange Offer and Consent Solicitation
The Exchange Offer and Consent Solicitation expired at 11:59 p.m., New York City time, on July 30, 2021 (the “Expiration Date”). As of the Expiration Date, according to the information provided by D.F. King & Co., Inc., as the exchange agent and information agent for the Exchange Offer and Consent Solicitation, $ 290,447,000 in aggregate principal amount of the Old Notes, representing approximately 97% of the total outstanding principal amount of the Old Notes, had been validly tendered and accepted for exchange by Elevate in connection with the Exchange Offer and Consent Solicitation.

The Exchange Offer and Consent Solicitation were subject to the terms and conditions described in the Exchange Offer and Consent Solicitation Statement, including the consummation of the merger with an affiliate of Carlyle Aviation, receipt of consents of the holders of at least a majority in principal amount of the then outstanding Old Notes (the “Requisite Consents”) and the “Minimum Issue Condition,” pursuant to which, at the Expiration Date, the aggregate principal amount of New Notes to be issued pursuant to the Exchange Offer must be at least $150 million.

The amount of outstanding Old Notes validly tendered and not validly withdrawn as of the Expiration Date satisfies the Minimum Issue Condition of the Exchange Offer and the receipt of the Requisite Consents in the Consent Solicitation.

In connection with the receipt of the Requisite Consents to the Proposed Amendments and Proposed Waivers, FLY and the trustee under the Existing Indenture amended the Existing Indenture to give effect to the Proposed Amendments and Proposed Waivers. Following Settlement of the Exchange Offer and Consent Solicitation, the amendment to the Existing Indenture became effective.

In addition, following settlement of the Exchange Offer and Consent Solicitation, the New Notes were issued pursuant to an indenture, dated August 2, 2021 (the “New Notes Indenture”) between Elevate and UMB Bank National Association (“UMB”). Substantially concurrently with the issuance of the New Notes and the closing of the merger of Elevate with and into FLY, FLY, as the surviving company, and UMB entered into a supplemental indenture to the New Notes Indenture pursuant to which FLY assumed all obligations of Elevate under the New Notes Indenture and the New Notes.

The New Notes have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) or any state securities laws. Therefore, the New Notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state securities laws.

About FLY
FLY is a global aircraft leasing company with a fleet of modern and fuel-efficient commercial jet aircraft. FLY leases its aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. For more information visit www.flyleasing.com.

About Carlyle
Carlyle (NASDAQ: CG) is a global investment firm with deep industry expertise that deploys private capital across three business segments: Global Private Equity, Global Credit and Investment Solutions. With $ 276 billion of assets under management as of June 30 , 2021, Carlyle’s purpose is to invest wisely and create value on behalf of its investors, portfolio companies and the communities in which we live and invest. Carlyle employs nearly 1,800 people in 27 offices across five continents. Further information is available at www.carlyle.com. Follow Carlyle on Twitter @OneCarlyle.

About Carlyle Aviation Partners
Carlyle Aviation Partners is the commercial aviation investment and servicing arm of Carlyle’s $ 61 billion Global Credit platform. It is a multi-strategy aviation investment manager that seeks to capitalize on its extensive technical knowledge, in-depth industry expertise and long-standing presence in the aviation sector. As of June 30 , 2021, it has a team of more than 90 employees and offices in the US, Ireland and Singapore.

Forward-Looking Statements
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to the safe harbor created thereby. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements.  Forward-looking statements involve inherent risks and uncertainties, and important factors could cause actual results to differ materially from those anticipated, including, but not limited to the factors identified under “Risk Factors” in Part I, Item 3 of FLY’s Annual Report on Form 20-F for the year ended December 31, 2020, and updated in subsequent reports filed by FLY with the SEC.  These reports are available at www.flyleasing.com or www.sec.gov.  Forward-looking statements speak only as of the date they are made, and FLY undertakes no obligation to update them in light of new information or future events.

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Contacts:

Matt Dallas
Fly Leasing Limited
+1 203-769-5916
ir@flyleasing.com

Christa Zipf
Carlyle
+1 347-621-8967
christa.zipf@carlyle.com